Exhibit (a)(5)(vi)

The following is an excerpt from the transcript of International Paper Company’s conference call with officers held on July 28, 2011:

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. The offer and solicitation to purchase shares of common stock, par value $1.00 per share (and the associated preferred stock purchase rights), of Temple-Inland Inc. (“Temple-Inland”) is only being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by International Paper Company (the “Company”) and Metal Acquisition Inc. with the SEC on July 12, 2011 (as they may be amended and supplemented from time to time). INVESTORS AND SECURITY HOLDERS OF TEMPLE-INLAND ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by the Company through the web site maintained by the SEC at http://www.sec.gov.

The tender offer expires at 5:00 p.m., Eastern time, on August 9, 2011, unless it is extended. If the tender offer is extended, the Company will issue a press release announcing the extension at or before 9:00 a.m., Eastern time, on the next business day after the date the tender offer was scheduled to expire.

In connection with the proposed transaction, the Company may file a proxy statement with the SEC. Any definitive proxy statement will be mailed to stockholders of Temple-Inland. INVESTORS AND SECURITY HOLDERS OF TEMPLE-INLAND ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by the Company through the web site maintained by the SEC at http://www.sec.gov.

[John Faraci, Chairman and Chief Executive Officer]: We’ve been unable to get Temple to enter into meaningful discussions. They maintain that our initial offer of 30 dollars and 60 cents, all cash, grossly undervalues the company. But it is kind of hard to fathom what that really means. But that’s what they physically said. We still believe Temple represents a highly compelling value for their shareowners and our shareowners. And we’re committed to seeing this process through. We’re going to be patient. And we’re going to be disciplined. We knew this could take a while. It’s early in the process.

Yesterday, as expected, we got the second request from the Justice Department. That’s something that we knew was going to happen. We planned for it. We’re ready for it. So we’ll start to put together the information the Justice Department is asking for. We’ll work with them to try to narrow the scope of what we need to provide some information on it. We remain very confident that at the end of the day we’ll get regulatory approval, and that regulatory approval will be an approval that doesn’t really alter the value of Temple to International Paper.

So I would just ask you all, and I think you’re doing this, because it feels that way, and I’m hearing from all of you, it’s business as usual. Don’t let this be a distraction. Stay focused on running the business well. Safety, execution and performance. And remember, it’s our performance and results that have, that have enabled us to make this offer for Temple. Without the kind of financial performance we’ve had, we wouldn’t be able to bring over 1 billion in cash to the transaction and that enables us to do this in a way that’s quite attractive to International Paper.

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